July 28, 2006

Elizabeth Plaza
Chief Executive Officer
Pharma-Bio Serv, Inc.
Sardinera Beach Building Suite 2
Marginal Costa de Oro
Dorado, PR 00646

Re: Pharma-Bio Serv, Inc.
Amendments No. 1 and 2 to Registration Statement on Form SB-2
Filed July 12, 2006
Registration No. 333-132847

Dear Ms. Plaza:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file and submit, with your next amendment, a copy of the amendment that is marked to show changes from the prior amendment. This will greatly expedite our review. Refer to Rule 472(a) of the Securities Act of 1933.

2.   We have read your response to our prior comment number 1 and your revised disclosure; however, we continue to believe that you should state a fixed price at which shareholders will sell their shares prior to the development of a public trading market, as required by

Item 501(a)(9)(ix) of Regulation S-B. Please revise your disclosure further to state the price at which shareholders *will* sell their shares prior to a public market developing.

Registration Statement Fee Table

3.   Please tell us the specific provision in Rule 457 that you relied upon to determine that the filing fee for shares underlying the warrants should be based on the average exercise price of the warrants. Revise the footnotes to the fee table to identify the provision and to provide specific details about how you calculated the filing fee.

Prospectus Summary, page 3

Our Business, page 3

4.   Please provide independent third party support for the reference to your "favorable market reputation and brand name" in the second paragraph under this heading, or revise the disclosure to clarify that this characterization is management's belief.

5.   We have reviewed your response to our prior comment number 8. Please revise to explain what type of consulting services Lawrence Consulting provided.

6.   We note your response to our prior comment number 10. It still appears, however, that your reference to "us" in the first sentence of the sixth paragraph on page 3 refers to Lawrence Consulting Group. Please revise or advise.

Issuance of Securities to the Selling Stockholders, page 4

7.   We note your response to our prior comment number 16; however, we are unable to locate any disclosure of the conversion ratio for the Series A preferred stock. Please revise or advise.

Risk Factors, page 6

8.   We have read your response to our prior comment number 19; however, we continue to believe that your change in tax status should be disclosed as a risk to investors. In particular, although the change in tax status has already occurred, please highlight the fact that your prior operations may not be indicative of future results due to your increased tax liability. Please include a risk factor that quantifies the increased tax rate and clearly indicates when the new tax rate took effect.

Selling Stockholders, page 14

9.   We note your response to prior comment 29. Please revise LDP Family Partnership's ownership amount in the table to include the 240,000 shares owned by Krovim LLC. It appears that LDP Family Partnership beneficially owns those shares as a result of the relationship between its general partner and the managing member of Krovim LLC. We do not object to disclosure in the footnote indicating that Ms. Perlysky disclaims beneficial ownership of those shares, however, the shares should be included in the table.

10.   We note disclosure on page 17 indicating that you paid San Juan Holdings in shares and warrants for investment banking services provided to Plaza and Elizabeth Plaza. Please describe these services in more detail and tell us why you did not include the payment of San Juan's fees in the compensation table on page 32 as compensation to Elizabeth Plaza, who received the investment banking services.

Plan of Distribution, page 16

11.   We note your response to our prior comment number 30. Please tell us why you believe that the selling stockholders who are employees of broker dealers are not affiliates of broker dealers. In addition, for each selling stockholder who is an affiliate of a broker dealer please disclose that:

- the selling stockholder purchase the shares in the ordinary course;
- at the time of purchasing the securities to be resold, the selling security-holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you are unable to make the above representations, please identify each selling shareholder that is an affiliate of a broker dealer as an underwriter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

12.   We have reviewed your response to prior comment 31. We do not see the language you indicated has been included in the Overview section. Please tell us the language you plan to add and where specifically in the filing such language has been or will be added.

13.   We note your response to prior comment 39. The change in your tax status appears to be a trend or uncertainty that could have a material impact on your income and liquidity. Please revise the Overview section to include a discussion of this change and the impact that management expects the new tax status will have on your financial condition. Refer to Item 303(b)(1) of Regulation S-B.

Business, page 27

Principal Customers, page 29

14.   We have reviewed your response to our prior comment number 43. Any contract upon
       which your business is substantially dependent, such as contracts with principal
       customers, must be filed as exhibits to the registration statement, as required by Item
       601(b)(10) of Regulation S-B. Please file each of your agreements with Customers A, B,
       and C as exhibits to your registration statement.

Financial Statements

Statements of Income, page F-4

15.   We note that your weighted average shares outstanding - diluted and diluted earnings per
       common share as reported here appear inconsistent with the amounts reported in your
       Form 10-QSB for the period ended April 30, 2006 at pages 4, 10 and 27. Please advise
       us as to this difference or revise accordingly.

Consolidated Statement of Changes in Stockholders' Equity, page F-6

16.   We have reviewed your response to prior comment 60. It does not appear that you have
       recognized any expense related to the issuance of the warrants to purchase common stock
       at $.06 per share, but rather that all such amounts have been recorded directly to
       stockholders' equity. Please tell us the following:

       a) Your basis for determining the value of the 1,600,000 warrants issued in 2004;

       b) The purpose for issuing the 1,600,000 warrants in 2004 and the 2,500,000
           warrants to San Juan Holdings in 2005, including whether such warrants were
           issued in exchange for goods or services;

       c) How you plan to account for any changes in fair value of the warrants;

       d) Your basis for recording the value of these warrants at issuance directly to
           stockholders' equity.

       In responding to each point raised, please include references to the specific authoritative
       accounting literature you relied on in reaching your conclusions.

Note A – Organization and Summary of Significant Accounting Policies

Reverse Acquisition, page F-7

17.   We have reviewed your responses to prior comments 63, 64 and 65. Please revise your
       disclosure to clarify both the legal and accounting form of the transaction, to identify

both the accounting and legal acquirers in the transaction, to clarify that the historical financial statements are those of the accounting acquirer and to explain the change in capital structure that resulted from the transaction

18.   We have reviewed your response to prior comment 66. Please provide the following additional information:

a) With regard to the shares issued to San Juan Holdings, who it appears was not previously a shareholder of Plaza, please tell us for what purpose such shares were issued and whether they represent compensation and/or transaction costs. Based on the nature of this share issuance, please tell us how you determined it was appropriate to record the value of such shares directly to equity. We note your disclosure at pages 17 and F-16 that such shares were issued in consideration for investment banking services received;

b) How you determined that the $10 million paid and three payments of $2.75 million to be made in the future to Elizabeth Plaza constitute the purchase price of her stock. In your response, please tell us how you considered the shares of Pharma-Bio issued to Elizabeth Plaza and her ongoing interest in Pharma-Bio in determining the additional value of her shares to be paid to her in cash. Also specifically address how you determined the total value of her shares.

In responding to each of the points above, please include reference to the accounting literature that you relied on in reaching your conclusions.

Income Per Share of Common Stock, page F-11

19.   We note your disclosure that the stock warrants issued to San Juan Holdings, the investment banker, and to Ms. Plaza as a result of the reverse acquisition were deemed to be outstanding through all periods prior to the transaction. However, per Exhibit A to your response letter, it appears the shares issued to Ms. Plaza were only included for purposes of diluted EPS from January 25, 2006 and forward. Please explain this to us or revise accordingly. In addition, please tell us why you have included the shares and warrants issued to San Juan Holdings that do not represent merger consideration as being outstanding for all periods.

Note I – Stock Options, page F-18

20.   We note your disclosure at page 19 that 1,687,500 options are outstanding under approved plans as of April 30, 2006. We also note that as of January 31, 2006, there were 1,475,000 options outstanding. Please revise to disclose the additional options issued during the most recent quarter.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2

21.   We note that you are relying on Section 4(2) and Rule 506 for the private placement in
        January 2006. Please tell us how you identified or solicited the purchasers in the private
        placement.

22.   Please expand your discussion in paragraph number 2 at the top of page II-3 to further
        specify the exemption from registration upon which you are relying. Section 3(b) of the
        Securities Act of 1933 grants the authority for the Commission to create exemptions for
        offerings not exceeding $5,000,000; however, your disclosure should note the specific
        exemption relied upon, such as Regulation A, Regulation D or Rule 701.

Item 26. Exhibits

23.   We have reviewed the form of legal opinion set forth as Exhibit 5.1. Because many of
        the shares being sold in this offering have already been issued to the selling shareholders,
        the statement that the shares "will be, when issued in the manner described in the
        Registration Statement" validly issued does not appear to be appropriate. Please provide
        a revised opinion that does not include this qualifying language.

                                        * * * *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amanda Sledge at (202) 551-3473 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at (202) 551-3412, or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Asher S. Levitsky., Esq. (*via facsimile*)
        Sichenzia Ross Friedman Ference LLP